
02005974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49718

RECEIVED FEB 26 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Garry Pierce Financial Services, LLP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 N. Washington St.
(No. and Street)

Bismarck	North Dakota	58501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry Pierce (701) 222-3017
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz & Associates, P.C.
(Name — *if individual, state last, first, middle name)*

207 E Broadway, Suite 200	Bismarck	North Dakota	58501
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garry Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Garry Pierce Financial Services, LLP, as of

December 31, 2001, ~~19X~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Garry Pierce
Signature

General Partner
Title

Mary Ann Meyer
Notary Public exp 11-27-2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

BISMARCK, NORTH DAKOTA

FINANCIAL STATEMENTS
AS OF
DECEMBER 31, 2001 and 2000
AND
INDEPENDENT AUDITOR'S REPORT

GARRY PIERCE FINANCIAL SERVICES, LLP
TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Garry Pierce Financial
Services, LLP
Bismarck, North Dakota 58501

We have audited the accompanying balance sheets of Garry Pierce Financial Services, LLP as of December 31, 2001 and 2000, and the related statements of operations, members' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garry Pierce Financial Services, LLP as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 31, 2002

BRADY, MARTZ & ASSOCIATES, P.C.
207 East Broadway, Suite 200 P.O. Box 1297
Bismarck, ND 58502-1297 (701) 223-1717 Fax (701) 222-0894
OTHER OFFICES: Minot and Grand Forks, ND
Thief River Falls, MN


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

GARRY PIERCE FINANCIAL SERVICES, LLP

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current assets:		
Cash and cash equivalents	$ 1,332	$ 7,063
Securities available for sale	25,506	18,946
Accounts receivable	5,123	2,799
Prepaid expenses	309	1,000
Total current assets	32,270	29,808
Property and equipment	4,564	4,564
Less accumulated depreciation	4,304	3,782
Net property and equipment	260	782
Total assets	$ 32,530	$ 30,590

MEMBERS' EQUITY

	2001	2000
Members' equity	$ 34,983	$ 33,445
Accumulated other comprehensive income	(2,453)	(2,855)
Total members' equity	$ 32,530	$ 30,590

The accompanying notes are an integral part of theses financial statements.

GARRY PIERCE FINANCIAL SERVICES, LLP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Commissions revenues	$ 105,893	$ 46,777
Investment income	95	4,139
Other income	159	1,200
Total goss revenues	106,147	52,116
General and administrative expenses:		
Professional fees	1,370	1,290
Advertising	72	313
Rent	3,708	3,399
Telephone	1,571	1,710
Depreciation	521	521
Bank charges	27	-
Repairs and maintenance	48	48
Office supplies	1,213	1,081
Fees	3,548	1,522
Pension expense	7,000	-
Other	1,031	976
Total expenses	20,109	10,860
Net earnings	$ 86,038	$ 41,256

The accompanying notes are an integral part of theses financial statements.

GARRY PIERCE FINANCIAL SERVICES, LLP

STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
Balance - January 1, 2000	$ 38,289	$ 36	$ 38,325
Members' draws	(46,100)	0	(46,100)
Comprehensive income:			
Net earnings	41,256	0	41,256
Reclssification adjustment for gains included in net earnings		(116)	(116)
Unrealized loss on marketable securities		(2,775)	(2,775)
Total comprehensive income			38,365
Balance - December 31, 2000	33,445	(2,855)	30,590
Members' draws	(84,500)	0	(84,500)
Comprehensive income:			
Net earnings	86,038	0	86,038
Unrealized gain on marketable securities		402	402
Total comprehensive income			1,940
Balance - December 31, 2001	$ 34,983	$ (2,453)	$ 32,530

The accompanying notes are an integral part of theses financial statements.

GARRY PIERCE FINANCIAL SERVICES, LLP

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net earnings	$ 86,038	$ 41,256
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	521	521
Gain on sale of securities available for sale	-	(319)
(Increase) decrease in:		
Accounts receivable	(2,324)	3,049
Other current assets	691	(1,000)
Net cash provided by operating activities	84,926	43,507
Cash flows used by investing activities:		
Purchases of securities available for sale	(6,103)	(14,811)
Proceeds from sales of securities available for sale	-	14,811
Dividends reinvested	(54)	(3,495)
Net cash used by investing activities	(6,157)	(3,495)
Cash flows used by financing activities:		
Members' draws	(84,500)	(46,100)
Net decrease in cash and cash equivalents	(5,731)	(6,088)
Cash and cash equivalents at beginning of period	7,063	13,151
Cash and cash equivalents at end of period	$ 1,332	$ 7,063

The accompanying notes are an integral part of theses financial statements.

GARRY PIERCE FINANCIAL SERVICES, LLP

Notes to Financial Statements

December 31, 2001 and 2000

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - The Company operates as a broker/dealer providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The majority of the Company's revenues are generated from sales to residents of North Dakota. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting - Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents - The Company considers temporary, highly liquid investments to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation is computed using a straight-line methods over the assets' expected useful lives. The estimated useful life of the Company's fixed assets are as follows:

Office equipment and fixtures	5 - 7 years

NOTE 2 CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2001 and 2000 consist of the following:

Account	Current Interest Rate	2000	2000
Capital Credit Union	1.50%	$ 769	$ 462
Capital Credit Union	-	345	306
Ameritrade	2.75%	218	6,295
Total cash and cash equivalents		$1,332	$13,151

GARRY PIERCE FINANCIAL SERVICES, LLP

Notes to Financial Statements - Continued

December 31, 2001 and 2000

NOTE 3 SECURITIES AVAILABLE FOR SALE

The cost and approximate market value of the Company's securities as of December 31, 2001 and 2000 are as follows:

Security	Cost	Gross Unrealized Gain (Loss)	Market Value
2001:			
Growth Fund of America - Mutual Fund	$21,832	$(5,211)	$16,621
AT&T Corp Com	3,911	(283)	3,628
AT&T Wireless Services, Inc. Com	0	920	920
Lucent Tech Inc. Com	635	(5)	630
Office Depot Inc. Com	1,581	2,126	3,707
	$27,959	$(2,453)	$25,506
2000:			
Growth Fund of America - Mutual Fund	$21,801	$(2,855)	$18,946

The Company identifies cost on the first-in first-out method. Proceeds and gross realized gain from sale of securities available for sale totaled $14,811 and $319, respectively in 2000.

NOTE 4 CONCENTRATION OF CREDIT RISK

Approximately 53% of the Company's earned revenues were generated from commissions associated with transactions of Dakota Real Esate Investor's Trust shares. Dakota REIT is a real estate investment trust with properties located throughout the upper Midwest.

NOTE 5 INCOME TAXES

The Company is a limited liability partnership for federal and state income tax purposes. Income or loss from the Company is passed through to the partnerships' members and taxed at the individual level. Therefore, no provision or liability for federal and state income taxes is reflected in the financial statements.

GARRY PIERCE FINANCIAL SERVICES, LLP

Notes to Financial Statements - Continued

December 31, 2001 and 2000

NOTE 6 OPERATING LEASE

The Company entered into a lease agreement, effective January 1, 2000, to lease office space until December 31, 2002. Rent expense totaled $3,708 and $3,399 for 2001 and 2000 respectively.

Future minimum lease payments are as follows:

For the year ended:	2002	$3,708

NOTE 7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2001 and 2000, the Company had the following net capital:

	2001	2000
Net capital	$15,460	$23,181
Excess net capital (Minimum requirement of $5,000)	$10,460	$18,181
Aggregate indebtedness ratio	.00 to 1	.00 to 1

NOTE 8 ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Total advertising expense for the years ended December 31, 2001 and 2000 were $72 and $313, respectively.

SUPPLEMENTARY INFORMATION

Schedule I

GARRY PIERCE FINANCIAL SERVICES, LLP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001 and 2000

	2001	2000
Net capital:		
Total members' equity	$32,530	$30,590
Less unrealized gain on securities	-	-
Less non-allowable assets:		
Haircuts on securities	(2,493)	(2,842)
Other current assets/receivables	(14,317)	(3,785)
Fixed assets	(260)	(782)
Net capital	$15,460	$23,181
Aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement:		
Minimum net capital requirements [1]	$ 5,000	$ 5,000
Excess net capital at 1500% [2]	$15,460	$23,181
Excess net capital at 1000% [2]	$15,460	$23,181
Ratio: Aggregate indebtedness to net capital	.00 to 1	.00 to 1
Reconciliation with company's computation (included in Part II of Form X017A-5 as of December 31, 2001 and 2000)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$15,460	$23,167
Net audit adjustments to allowable assets	-	14
Net capital per above	$15,460	$23,181

1 Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.

2 Excess net capital figures at 1500% and 1000% are based on the following calculated minimum net capital requirements:

1500%	1000%
$ -	$ -

GARRY PIERCE FINANCIAL SERVICES, LLP

Claim of Exemption From Rule 15c3-3

December 31, 2001 and 2000

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC. RULE 17A-5

Garry Pierce Financial Services, LLP
Bismarck, North Dakota 58501

In planning and performing our audits of the financial statements and supplemental schedule of Garry Pierce Financial Services, LLP (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
207 East Broadway, Suite 200 P.O. Box 1297
Bismarck, ND 58502-1297 (701) 223-1717 Fax (701) 222-0894
OTHER OFFICES: Minot and Grand Forks, ND
Thief River Falls, MN


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 31, 2002